Part II

Item 4. (continued)

EXHIBIT 12

CHASE PREFERRED CAPITAL CORPORATION
Computation of ratio of earnings to fixed charges
and preferred stock dividend requirements
(Unaudited)

(in thousands, except ratio):	Nine Months Ended September 30, 2001
Net income	$ 396,056

Total fixed charges	13,255

Earnings before fixed charges	$ 382,801

Fixed charges, as above	$ 13,255
Preferred stock dividend requirements	323,029

Fixed charges including preferred stock dividends	$ 336,284

Ratio of earnings to fixed charges and preferred stock dividend requirements	1.14